UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2013

Attached is the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2013, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 6, 2013 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated August 5, 2013, a copy of which was furnished under cover of Form 6-K on August 5, 2013.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager Investor Relations Office

Date: August 6, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2013	June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥961,433	¥870,729
Short-term investments	53,753	35,521
Notes and accounts receivable, trade	2,428,099	2,275,957
Allowance for doubtful accounts (Note 7)	(44,961)	(43,693)
Accounts receivable, other	357,255	322,707
Inventories (Note 2)	350,721	371,990
Prepaid expenses and other current assets	338,794	482,177
Deferred income taxes	224,194	218,998

Total current assets	4,669,288	4,534,386

Property, plant and equipment:
Telecommunications equipment	13,432,047	13,293,165
Telecommunications service lines	15,143,239	15,197,001
Buildings and structures	5,993,215	6,016,939
Machinery, vessels and tools	1,868,972	1,900,770
Land	1,139,636	1,147,246
Construction in progress	334,326	354,629

	37,911,435	37,909,750
Accumulated depreciation	(28,134,748)	(28,184,894)

Net property, plant and equipment	9,776,687	9,724,856

Investments and other assets:
Investments in affiliated companies (Note 1)	551,883	570,055
Marketable securities and other investments (Note 1)	357,222	380,964
Goodwill	824,216	862,019
Software	1,340,682	1,316,384
Other intangible assets	278,272	284,444
Other assets	997,989	1,016,645
Deferred income taxes (Note 1)	752,828	737,849

Total investments and other assets	5,103,092	5,168,360

Total assets	¥19,549,067	¥19,427,602

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2013	June 30, 2013
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥77,455	¥323,827
Current portion of long-term debt	703,304	575,335
Accounts payable, trade	1,436,643	1,116,960
Current portion of obligations under capital leases	16,368	16,088
Accrued payroll	437,609	358,933
Accrued interest	8,971	8,217
Accrued taxes on income	228,736	103,313
Accrued consumption tax	54,667	56,641
Advances received	183,723	200,803
Other	351,913	457,292

Total current liabilities	3,499,389	3,217,409

Long-term liabilities:
Long-term debt (excluding current portion)	3,234,631	3,340,782
Obligations under capital leases (excluding current portion)	36,254	35,881
Liabilities for employees’ retirement benefits	1,505,571	1,521,926
Accrued liabilities for point programs	156,233	137,537
Deferred income taxes	198,824	208,636
Other	396,162	403,649

Total long-term liabilities	5,527,675	5,648,411

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 1,323,197,235 shares at March 31 and June 30, 2013	937,950	937,950
Additional paid-in capital	2,827,612	2,827,248
Retained earnings (Note 3)	5,227,268	5,299,155
Accumulated other comprehensive income (loss) (Note 3)	(192,932)	(138,793)
Treasury stock, at cost (Note 3) — 137,822,603 shares at March 31 and 158,029,177 shares at June 30, 2013	(568,459)	(671,869)

Total NTT shareholders’ equity	8,231,439	8,253,691

Noncontrolling interests	2,290,564	2,308,091

Total equity	10,522,003	10,561,782

Contingent liabilities (Note 8)

Total liabilities and equity	¥19,549,067	¥19,427,602

	Yen
	March 31, 2013	June 30, 2013
Per share of common stock:

NTT shareholders’ equity	¥6,944.17	¥7,083.69

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2012	2013
Operating revenues (Note 1):
Fixed voice related services	¥433,124	¥390,972
Mobile voice related services	337,598	271,251
IP/packet communications services	926,196	940,507
Sale of telecommunications equipment	168,419	231,616
System integration	455,079	487,339
Other	255,516	287,432

	2,575,932	2,609,117

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	562,434	556,644
Cost of equipment sold (excluding items shown separately below)	179,425	198,084
Cost of system integration (excluding items shown separately below)	303,173	336,601
Depreciation and amortization (Notes 1 and 5)	460,283	456,494
Impairment loss	170	82
Selling, general and administrative expenses	718,140	712,222
Goodwill and other intangible asset impairments	—	64

	2,223,625	2,260,191

Operating income	352,307	348,926

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,916)	(12,348)
Interest income	4,324	4,361
Other, net (Note 3)	3,858	15,145

	(5,734)	7,158

Income before income taxes and equity in earnings (losses) of affiliated companies	346,573	356,084

Income tax expense (benefit) (Note 3):
Current	112,197	119,718
Deferred	20,776	17,843

	132,973	137,561

Income before equity in earnings (losses) of affiliated companies	213,600	218,523
Equity in earnings (losses) of affiliated companies	2,918	3,089

Net income	216,518	221,612

Less — Net income attributable to noncontrolling interests	59,958	54,895

Net income attributable to NTT	¥156,560	¥166,717

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,223,765,662	1,179,990,268
Net income attributable to NTT (Yen) (Note 1)	¥127.93	¥141.29

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013
Net income	¥216,518	¥221,612
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(195)	10,668
Unrealized gain (loss) on derivative instruments	1,361	(3,785)
Foreign currency translation adjustments	45,748	54,735
Pension liability adjustments	3,855	2,979

Total other comprehensive income (loss)	50,769	64,597

Total comprehensive income (loss)	267,287	286,209

Less — Comprehensive income attributable to noncontrolling interests	65,272	65,353

Total comprehensive income (loss) attributable to NTT	¥202,015	¥220,856

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2012	2013
Cash flows from operating activities:
Net income	¥216,518	¥221,612
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	460,283	456,494
Impairment loss	170	82
Deferred taxes	20,776	17,843
Goodwill and other intangible asset impairments	—	64
Loss on disposal of property, plant and equipment	21,719	17,515
Equity in (earnings) losses of affiliated companies	(2,918)	(3,089)
(Increase) decrease in notes and accounts receivable, trade	223,403	190,190
(Increase) decrease in inventories (Note 2)	(1,844)	(20,698)
(Increase) decrease in other current assets	(112,483)	(118,086)
Increase (decrease) in accounts payable, trade and accrued payroll	(373,192)	(255,444)
Increase (decrease) in accrued consumption tax	7,362	1,377
Increase (decrease) in accrued interest	(1,293)	(1,433)
Increase (decrease) in advances received	8,491	13,652
Increase (decrease) in accrued taxes on income	(93,517)	(126,419)
Increase (decrease) in other current liabilities	55,004	93,815
Increase (decrease) in liability for employees’ retirement benefits	12,087	20,059
Increase (decrease) in other long-term liabilities	(26,112)	(13,950)
Other	(7,328)	4,015

Net cash provided by operating activities	407,126	497,599

Cash flows from investing activities:
Payments for property, plant and equipment	(438,573)	(426,547)
Payments for acquisitions of intangibles	(121,210)	(105,344)
Proceeds from sales of property, plant and equipment	2,906	805
Payments for purchases of non-current investments	(4,062)	(10,106)
Proceeds from sales and redemptions of non-current investments	896	2,206
Acquisitions of subsidiaries, net of cash acquired	(6,057)	(13,003)
Payments for purchases of short-term investments	(217,227)	(20,081)
Proceeds from redemptions of short-term investments	285,200	36,674
Other	2,590	(10,806)

Net cash used in investing activities	¥(495,537)	¥(546,202)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2012	2013
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥42,670	¥201,872
Payments for settlement of long-term debt	(74,710)	(242,615)
Proceeds from issuance of short-term debt	620,168	775,604
Payments for settlement of short-term debt	(473,174)	(536,421)
Dividends paid (Note 3)	(85,664)	(94,830)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	3	(103,410)
Acquisition of treasury stock by subsidiary	(9)	(2,719)
Other	(49,337)	(46,143)

Net cash used in financing activities	(20,053)	(48,662)

Effect of exchange rate changes on cash and cash equivalents	4,508	6,561

Net increase (decrease) in cash and cash equivalents	(103,956)	(90,704)
Cash and cash equivalents at beginning of period	1,020,143	961,433

Cash and cash equivalents at end of period	¥916,187	¥870,729

Cash paid during the period for:
Interest	¥15,282	¥13,102
Income taxes, net	¥220,461	¥254,104

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2013, the consolidated statements of income and the consolidated statements of comprehensive income for the three months ended June 30, 2012 and 2013 and consolidated statements of cash flows for the three months ended June 30, 2012 and 2013 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Reclassification of accumulated other comprehensive income

Effective April 1, 2013, NTT adopted Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”).

This new accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes thereto, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification). The adoption of this accounting standard did not have any impact on NTT Group’s financial conditions and results of operations.

(2) Change in accounting estimate

Effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimate for the three months ended June 30, 2013 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is expected to be ¥5,785 million, ¥3,579 million, and ¥3.03, respectively.

(3) Retrospective application of equity method for an investee

As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification Topic 323, Investments-Equity Method and Joint Ventures, issued by FASB. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in NTT Group’s consolidated financial statements for this retrospective application.

The impact on major items on the consolidated balance sheet as of March 31,2013, was a ¥140,512 million increase in “Investments in affiliated companies,” a ¥303,601 million decrease in “Marketable securities and other investments,” a ¥58,467 million increase in “Deferred income taxes” under “Investments and other assets” and a ¥85,456 million decrease in “Accumulated other comprehensive income (loss).”

The impact on major items on the consolidated statement of income for the year ended March 31, 2013, is a ¥3,452 million decrease in “Other, net” under “Other income (expenses),” a ¥1,614 million increase in “Equity in earnings (losses) of affiliated companies” and a ¥2,139 million decrease in “Net income attributable to NTT.” The impact on “Net income attributable to NTT” under “Per share of common stock” is a decrease of ¥1.77.

(4) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2012 and 2013, there is no difference between basic EPS and diluted EPS.

(5) Reclassifications

Effective as of three month period ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, a portion of its “Mobile voice related services” revenues and “IP/packet communications services” revenues to “Other” revenues, and a portion of its “Other” revenues to “System integration” revenues. Results for the three months ended June 30, 2012 reflect such reclassification.

2. Inventories:

Inventories at March 31 and June 30, 2013 comprised the following:

	Millions of yen
	March 31, 2013	June 30, 2013

Telecommunications equipment to be sold and materials	¥179,499	¥179,057
Projects in progress	86,382	112,689
Supplies	84,840	80,244

Total	¥350,721	¥371,990

3. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2013 and for the three months ended June 30, 2013 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2012	1,323,197,235	99,431,812
Acquisition of treasury stock under resolution of the board of directors	—	38,382,300
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,631
Resale of treasury stock to holders of less-than-one-unit shares	—	(9,140)
Balance at March 31, 2013	1,323,197,235	137,822,603

Acquisition of treasury stock under resolution of the board of directors	—	20,201,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	5,850
Resale of treasury stock to holders of less-than-one-unit shares	—	(476)

Balance at June 30, 2013	1,323,197,235	158,029,177

On September 19, 2012, the board of directors resolved that NTT may acquire up to 42 million outstanding shares of its common stock at an amount in total not exceeding ¥150 billion from during the period from September 20, 2012 through March 29, 2013. Based on this resolution, NTT repurchased 38,382,300 shares of its common stock for a total purchase price of ¥149,999 million between September 2012 and February 2013.

On May 10, 2013, the board of directors resolved that NTT may acquire up to 50 million outstanding shares of its common stock at an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 20,201,200 shares of its common stock for a total purchase price of ¥103,384 million between May 2013 and June 2013. NTT also repurchased 7,914,100 shares of its common stock for a total purchase price of ¥41,258 million in July 2013.

Dividends —

Cash dividends paid for the three months ended June 30, 2013 were as follows:

Resolution	The shareholders’ meeting on June 25, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥94,830 million
Cash dividends per share	¥80
Date of record	March 31, 2013
Date of payment	June 26, 2013

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥7,882,587	¥2,165,142	¥10,047,729
Dividends paid to NTT Shareholders	(85,664)	—	(85,664)
Dividends paid to noncontrolling interests	—	(44,547)	(44,547)
Acquisition of treasury stock	(12)	—	(12)
Resale of treasury stock	15	—	15
Other equity transactions	(136)	4,612	4,476
Net income	156,560	59,958	216,518
Other comprehensive income (loss)	45,455	5,314	50,769
Unrealized gain (loss) on securities	288	(483)	(195)
Unrealized gain (loss) on derivative instruments	596	765	1,361
Foreign currency translation adjustments	40,622	5,126	45,748
Pension liability adjustments	3,949	(94)	3,855
Balance at June 30, 2012	¥7,998,805	¥2,190,479	¥10,189,284

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥8,231,439	¥2,290,564	¥10,522,003
Dividends paid to NTT Shareholders	(94,830)	—	(94,830)
Dividends paid to noncontrolling interests	—	(48,394)	(48,394)
Acquisition of treasury stock	(103,412)	—	(103,412)
Resale of treasury stock	2	—	2
Other equity transactions	(364)	568	204
Net income	166,717	54,895	221,612
Other comprehensive income (loss)	54,139	10,458	64,597
Unrealized gain (loss) on securities	7,292	3,376	10,668
Unrealized gain (loss) on derivative instruments	(2,896)	(889)	(3,785)
Foreign currency translation adjustments	46,916	7,819	54,735
Pension liability adjustments	2,827	152	2,979
Balance at June 30, 2013	¥8,253,691	¥2,308,091	¥10,561,782

Accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2013 are as follows:

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	10,649	(3,878)	54,735	—	61,506
Amounts reclassified from accumulated other comprehensive income	19	93	—	2,979	3,091

Other comprehensive income	10,668	(3,785)	54,735	2,979	64,597

Less — Comprehensive income attributable to noncontrolling interests	3,376	(889)	7,819	152	10,458

Balance at June 30, 2013	¥79,268	¥(5,456)	¥41,233	¥(253,838)	¥(138,793)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2013 are as follows:

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Unrealized gain (loss) on securities	¥(18)	Other, net
	(1)	Income tax expense (benefit)

	¥(19)	Net income

Unrealized gain (loss) on derivative instruments	¥(145)	Other, net
	52	Income tax expense (benefit)

	¥(93)	Net income

Pension liability adjustments	¥(4,237)	*
	1,258	Income tax expense (benefit)

	¥(2,979)	Net income

Total	¥(3,091)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2013 are as follows:

	Millions of yen
	March 31, 2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥94,592	¥94,482	¥110	¥—
Foreign equity securities	135,488	135,488	—	—
Domestic debt securities	31,125	5,023	22,629	3,473
Foreign debt securities	17,371	5	17,366	—
Derivatives:
Forward exchange contracts	737	—	737	—
Interest rate swap agreements	96	—	96	—
Currency swap agreements	21,905	—	21,905	—

Liabilities
Derivatives:
Forward exchange contracts	652	—	652	—
Interest rate swap agreements	1,972	—	1,972	—
Currency swap agreements	277	—	277	—
Currency option agreements	369	—	369	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	June 30, 2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥106,501	¥106,393	¥108	¥—
Foreign equity securities	142,874	142,874	—	—
Domestic debt securities	33,696	6,204	24,019	3,473
Foreign debt securities	18,983	10	18,973	—
Derivatives:
Forward exchange contracts	852	—	852	—
Interest rate swap agreements	1,057	—	1,057	—
Currency swap agreements	26,600	—	26,600	—
Currency option agreements	22	—	22	—

Liabilities
Derivatives:
Forward exchange contracts	1,052	—	1,052	—
Interest rate swap agreements	1,524	—	1,524	—
Currency swap agreements	293	—	293	—
Currency option agreements	431	—	431	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprise of marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives —

Derivatives comprise of forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

5. Segment and geographic information:

Operating segments are components of the NTT Group that 1) engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Operating revenues:

	Millions of yen
For the three months ended June 30	2012	2013

Operating revenues:
Regional communications business —
External customers	¥794,905	¥763,216
Intersegment	105,528	103,563

Total	900,433	866,779

Long distance and international communications business —
External customers	376,575	391,871
Intersegment	25,693	24,128

Total	402,268	415,999

Mobile communications business —
External customers	1,065,812	1,103,871
Intersegment	6,469	9,702

Total	1,072,281	1,113,573

Data communications business —
External customers	259,484	269,018
Intersegment	36,969	24,262

Total	296,453	293,280

Other —
External customers	79,156	81,141
Intersegment	171,558	208,437

Total	250,714	289,578
Elimination	(346,217)	(370,092)

Consolidated operating revenue	¥2,575,932	¥2,609,117

Segment profit:

	Millions of yen
For the three months ended June 30	2012	2013

Segment profit:
Regional communications business	¥20,585	¥43,280
Long distance and international communications business	30,527	34,303
Mobile communications business	268,063	246,643
Data communications business	14,787	7,087
Other	15,268	13,744

Total segment profit	349,230	345,057
Elimination	3,077	3,869

Consolidated operating income	¥352,307	¥348,926

As indicated in “(2) Change in accounting estimate” in the “Note1: Summary of significant accounting policies:”, effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. As a result, compared with the method used prior to April 1, 2013, operating income for the regional telecommunications business segment for the three-month period ended June 30, 2013 increased by ¥5,785 million.

Transfers between operating segments are made at arms-length prices. Operating income is operating revenue less costs and operating expenses.

There have been no sales and operating revenues from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2012 and 2013.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2012 and 2013 were ¥59,754 million and ¥57,207 million, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses and recorded investment in financing receivables for the three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2012	¥7,473	¥16,794	¥8,372	¥4,683	¥78	¥37,400
Provision	640	(523)	62	1,287	10	1,476
Charge off	(856)	(558)	(110)	(1,654)	—	(3,178)
Recovery	2	50	17	—	—	69
Balance at June 30, 2012	7,259	15,763	8,341	4,316	88	35,767
Collectively evaluated for impairment	6,291	7,283	4,011	4,316	33	21,934
Individually evaluated for impairment	968	8,480	4,330	—	55	13,833

Financing receivables:
Balance at June 30, 2012	358,757	360,825	69,644	230,055	1,356	1,020,637
Collectively evaluated for impairment	357,477	349,628	61,551	230,055	1,301	1,000,012
Individually evaluated for impairment	¥1,280	¥11,197	¥8,093	¥—	¥55	¥20,625

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2013	¥6,829	¥11,423	¥6,154	¥3,390	¥107	¥27,903
Provision	839	(292)	(22)	821	(1)	1,345
Charge off	(645)	(509)	(67)	(892)	—	(2,113)
Recovery	—	24	2	1	—	27
Balance at June 30, 2013	7,023	10,646	6,067	3,320	106	27,162
Collectively evaluated for impairment	6,505	4,197	962	3,238	2	14,904
Individually evaluated for impairment	518	6,449	5,105	82	104	12,258

Financing receivables:
Balance at June 30, 2013	619,681	338,248	92,499	247,167	425	1,298,020
Collectively evaluated for impairment	619,063	331,162	84,228	247,085	321	1,281,859
Individually evaluated for impairment	¥618	¥7,086	¥8,271	¥82	¥104	¥16,161

8. Contingent liabilities:

Contingent liabilities at June 30, 2013 composed of loan guarantees and other contingencies amounted to ¥44,974 million.

At June 30, 2013, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

Please see note 3 regarding NTT’s repurchase of its common stock.